TELUS International completes acquisition of WillowTree, a full-service digital product provider

Premium front-end design and development competencies open joint cross-selling opportunities across a more highly diversified client base

Robust profitable growth and cash flow profile of both companies supports continued rapid deleveraging

Vancouver, Canada – January 4, 2023 – Today, TELUS Corporation (T-TSX; NYSE-TU) and TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, announced the completion of the previously announced acquisition of WillowTree, having met all closing conditions and regulatory approvals. Now rebranded as WillowTree, a TELUS International Company, the premier, full-service digital product provider adds key front-end design and build competencies to TELUS International’s fulsome suite of end-to-end capabilities across the full customer experience value chain.

“Today marks another exciting step in TELUS International’s journey, as we welcome the skilled and talented WillowTree team into our TELUS family,” said Darren Entwistle, Chair of the Board of TELUS International and President and CEO of TELUS. “Indeed, in joining our team, WillowTree has further diversified TELUS International’s expansive client base, adding new marquee customers and amplifying cross-selling competencies, globally. Furthermore, our combined teams have a tremendous opportunity to accelerate TELUS’ digital transformation and support key product development across our business, most notably, within health and agriculture and consumer goods. Leveraging the collective technological and human innovation of our TELUS International and WillowTree teams, in combination with our social purpose-driven, client-centric culture and brand, we will further elevate the experiences of our customers around the world.”

“It is with great pleasure that we kick off the New Year by welcoming WillowTree’s team members from around the globe to TELUS International as we join together to create unique, innovative and engaging digital experiences for some of the world’s largest and best-known brands,” said Jeff Puritt, President and CEO of TELUS International. “This latest acquisition, our tenth since 2005, represents the next chapter in our team’s ongoing execution of our successful growth strategy. With a concerted focus on building upon our existing strengths, adding new high-value capabilities, further diversifying our client base and broadening our geographic footprint, our company continues to evolve in order to meet our clients’ increasingly complex needs. Our consistent and sustained approach over more than 17 years has enabled us to push the boundary of customer experience excellence, drive disruptive shifts in digital CX innovation and lead all aspects of our clients’ digital transformations.”

TELUS International has now grown to encompass a diverse, multilingual team of more than 70,000 team members, a global AI Community of more than one million trained annotators and 69 delivery centers and digital design studios located in 30 countries across North, Central and South America, Europe and Asia. The addition of WillowTree’s more than 50 new marquee brands has further diversified TELUS International’s client base and it now supports more than 650 clients across key industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, consumer goods, healthcare and life sciences, and travel and hospitality.

“Our company’s thoughtful approach to maximizing our established market presence post-acquisition includes carefully preserving WillowTree’s strong brand equity while clearly communicating to the market our combined entity’s larger scale and broader suite of complementary capacities that are now enabled for existing and prospective clients,'' continued Jeff. “There are abundant and exciting cross-selling opportunities across both companies’ client rosters that include many Fortune 500 firms, as well as within our parent company, TELUS, and its TELUS Health and TELUS Agriculture & Consumer Goods divisions that have already been identified.”

“This is an exciting milestone in WillowTree’s growth journey since its inception in 2008, and we could not be more excited to join together with TELUS International as one team with a shared passion for delivering engaging digital customer experiences and a like-minded culture that prioritizes the care, engagement and development of our team members,” said Tobias Dengel, President of WillowTree, a TELUS International Company. “As we combine our distinct yet complementary capabilities, the result is a truly unique omnichannel value proposition that we are able to provide our clients, ranging from digital strategy, design and development to content moderation, data annotation and complete customer experience management.”

WillowTree is headquartered in Charlottesville, Virginia with 13 global studios across the United States, Canada, Brazil, Portugal, Spain, Poland and Romania. The company’s more than 1,000 digital strategists, designers, engineers and project managers have shipped over 700 native mobile applications, websites and other digital products for its clients that include FOX, CBC, PepsiCo, Anheuser-Busch InBev (AB InBev), Synchrony, Manulife and Marriott, among many others. In 2021, WillowTree demonstrated strong financial growth and performance, with revenue of approximately US$140 million and healthy profitability. Capital expenditures as a per cent of revenue for WillowTree are in the low single digits, driving meaningful free cash flow conversion that will support rapid deleveraging.

Barclays and Rothschild & Co served as financial advisors, Shearman & Sterling LLP served as legal counsel, and Scotiabank provided committed financing to TELUS International for this transaction.

Forward-looking statements

This news release contains statements about expected future events, including, but not limited to, statements relating to the expected benefits and synergies of the transaction, the impact of the transaction on TELUS Corporation’s, TELUS International’s and WillowTree’s businesses, the impact on financial results of TELUS Corporation, TELUS International and WillowTree and TELUS International’s expectations regarding rapid deleveraging and integration plans. By their nature, forward-looking statements require TELUS Corporation and TELUS International to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the expected benefits of the transaction will be realized within a targeted time frame or at all, including that the financial results of TELUS Corporation, TELUS International and WillowTree will be achieved or that rapid deleveraging will be possible, that the expected benefits and synergies of the transaction will be realized or that the integration of the businesses will be successful. There is a significant risk that the forward-looking statements will not prove to be accurate as a result of risks, some of which are beyond the control of TELUS Corporation and TELUS International, that include, but are not limited to: risks related to the ability to achieve contemplated synergies and benefits and effectively integrate WillowTree within expected timeframes or at all and the possibility that such integration may be more difficult, time-consuming or costly than expected, failure of WillowTree to maintain levels of capital expenditures as a per cent of revenue and free cash flow that are in line with its historical results and resulting inability to delever the business rapidly or at all, the diversion of attention of management of TELUS International and WillowTree to integration-related issues, risks related to investor perceptions of the transaction parties and their respective businesses, operations, financial condition and industry, and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in TELUS Corporation’s and TELUS International’s 2022 third quarter Management’s discussion and analysis and 2021 annual report, and in other TELUS Corporation and TELUS International public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov) as well as the risks applicable to WillowTree’s business, some of which may not have been anticipated by TELUS Corporation and TELUS International. Except as required by law, TELUS Corporation and TELUS International disclaim any intention or obligation to update or revise forward-looking statements.

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high-growth industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than one million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $4.9 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 30 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media and eCommerce and fintech.

TELUS Health is a global healthcare company, which provides employee and family preventative healthcare and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventative and mental health outcomes for over 50 million people, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million, in cash, in-kind contributions, time and programs, and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

For more information, please contact:

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com

TELUS International Media Relations
Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com

TELUS Corporation Investor Relations
Robert Mitchell
(647) 837-1606
ir@telus.com

TELUS Corporation Media Relations
Steve Beisswanger
(514) 865-2787
Steve.Beisswanger@telus.com
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